Exhibit 4(e)

Amendment No. 1 to the Investment Management Agreement

This Amendment No. 1 to the Investment Management Agreement dated as of June 1, 2011 (the “Amendment”) is entered into by and between Managed Account Series, a Delaware statutory trust (the “Trust”), on behalf of Mid Cap Value Opportunities Portfolio, U.S. Mortgage Portfolio and Global SmallCap Portfolio (each a “Fund” and together the “Funds”), each a series of the Trust, and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust, on behalf of each Fund, and the Advisor have entered into an Investment Management Agreement dated September 29, 2006 (the “Management Agreement”) pursuant to which the Advisor agreed to act as investment advisor to the Funds; and

WHEREAS, the Management Agreement provides that each Fund will pay to the Advisor a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Management Agreement provides that the Management Agreement may be amended by the parties to the Management Agreement only if the amendment is specifically approved by a vote of the Board of Trustees of the Trust, including a majority of those Trustees who are not parties to the Management Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval, and, where required by the Investment Company Act of 1940, by a vote of the majority of the outstanding voting securities of each Fund; and

WHEREAS, the Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust, specifically approved this Amendment at an in-person meeting held on May 11, 2011;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Management Agreement is hereby amended as set forth on the Schedule A attached hereto with respect to each Fund.
2.	Except as otherwise set forth herein, the terms and conditions of the Management Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first above written.

MANAGED ACCOUNT SERIES

By:	/s/ John M. Perlowski______
Name: John M. Perlowski
Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By:	/s/ Neal J. Andrews ______
Name: Neal J. Andrews
Title: Managing Director

Schedule A

Investment Advisory Fee

Global SmallCap Portfolio

0.85% of the average daily Net Assets of the Fund not exceeding $1 billion; 0.80% of the average daily Net Assets of the Fund exceeding $1 billion but not exceeding $3 billion; 0.77% of the average daily Net Assets of the Fund exceeding $3 billion but not exceeding $5 billion; 0.74% of the average daily Net Assets of the Fund exceeding $5 billion but not exceeding $10 billion; and 0.72% of the average daily Net Assets of the Fund exceeding $10 billion.

Mid Cap Value Opportunities Portfolio

0.65% of the average daily Net Assets of the Fund not exceeding $1 billion; 0.61% of the average daily Net Assets of the Fund exceeding $1 billion but not exceeding $3 billion; 0.59% of the average daily Net Assets of the Fund exceeding $3 billion but not exceeding $5 billion; 0.57% of the average daily Net Assets of the Fund exceeding $5 billion but not exceeding $10 billion; and 0.55% of the average daily Net Assets of the Fund exceeding $10 billion.

U.S. Mortgage Portfolio

0.46% of the average daily Net Assets of the Fund not exceeding $1 billion; 0.43% of the average daily Net Assets of the Fund exceeding $1 billion but not exceeding $3 billion; 0.41% of the average daily Net Assets of the Fund exceeding $3 billion but not exceeding $5 billion; 0.40% of the average daily Net Assets of the Fund exceeding $5 billion but not exceeding $10 billion; and 0.39% of the average daily Net Assets of the Fund exceeding $10 billion.